# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vital Farms, Inc., CIK 0001579733
CUSIP: 92847W103
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 3601 SOUTH CONGRESS AVENUE, 3601 SOUTH CONGRESS AVENUE, AUSTIN, Texas (TX), 78704
Date of event which requires filing of this statement: 05/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001524408-26-000008
Filed by CIK 0001524408

## Reporting persons
- Van Berkom & Associates Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 55,837; shared voting power 0; sole dispositive power 55,837; shared dispositive power 0; aggregate amount beneficially owned 55,837 (0.1% of the class)

## Item 1. Issuer
Name of issuer: Vital Farms, Inc.
Address of issuer's principal executive offices: 3601 SOUTH CONGRESS AVENUE, 3601 SOUTH CONGRESS AVENUE, AUSTIN, TEXAS, 78704.

## Item 2. Person Filing
Name of person filing: Van Berkom and Associates Inc.
Address of principal business office or, if none, residence: 600 Boul. De Maisonneuve Ouest, Bureau 2510, Montreal, Quebec , H3A 3J2
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 55,837.00
Percent of class: 0.13%
Sole power to vote or to direct the vote: 55,837.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 55,837.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Van Berkom & Associates Inc.: Mathieu Sirois, President & Senior Portfolio Manager, U.S. Small Cap (06/01/2026)